  SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: HCA Healthcare, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, NW, Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

__________________________________________________________________________________________________________________________________________________________________

April 2021

Re:   Please Support Shareholder Proposal on Impact of Quality Metrics on Executive Compensation at HCA Healthcare, Inc.

Dear HCA Shareholders:

The COVID-19 pandemic underscores the centrality of care, quality and human capital management to the operation of private hospitals.  It is more important than ever, therefore, that executives are both incentivized and held accountable for performance in these areas.  However, at present quality care metrics make up just 20% of HCA’s annual incentive award, with the remaining 80% tied to EBITDA.1  We believe now is the appropriate time for HCA, building on the experiences of the past year, to more meaningfully embed its pledge that “quality care is at the core of everything we do.”  Accordingly, we urge your support for Item 5, which calls for a report on the feasibility of increasing the impact of quality metrics on executive pay.

As you review this proposal, we would highlight the following:

•        HCA’s “Patient Experience,” arguably the most important metric for a hospital chain, came in well below target in 2020 and far below 2019 levels; nevertheless, the annual incentive award paid out at 142%.2

•        The already-limited role of quality metrics is weakened further by the use of an EBITDA multiplier, which can amplify or negate quality care payouts.

•        While HCA hit near-record earnings in 2020, and management enjoyed above target payouts in the short- (142%) and long-term incentive plans (163%), the company continues to face extensive criticism over its human capital management practices and provision of personal protective equipment (PPE) amid the pandemic.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy as it would not be voted.

1 EBITDA is a non-GAAP measure that calculates earnings before interest, taxes, depreciation and amortization.

2 Patient Experience is measured by two patient surveys, one for inpatient and the other for ER. Questions encompass critical aspects of the hospital experience, such as communication with health professionals, cleanliness, pain management, and the overall rating of the hospital and would you recommend this hospital to friends and family.

Overall, for a company that claims, “quality and patient care…is an integral part of our compensation programs” and “at the core of everything we do,” it is astonishing to find that of the more than $30 million in compensation paid to CEO Hazen in 2020, just $226,000 was directly tied to incentives to improve quality and patient care performance.3  The company insists that quality of care is embedded within the EBITDA weighted portion of the annual incentive award, noting that there are “numerous hospital-based quality arrangements that align quality care and our financial performance.”  However, with record EBITDA coupled with below target quality metric results, it is far from clear that EBITDA is effective at capturing quality care performance. Accordingly, we urge investors to vote in favor of Item 5.

Sub-Par Quality Care Performance; Above Target Bonus Payouts

Given HCA’s insistence that “quality and patient care” is “at the core of everything we do,” it is confounding that quality metric scores fell precipitously in 2020, and yet the annual bonus payout vested at 142% of target.

Overall, the 20% of the annual bonus weighted to quality metrics paid out at less than 50% in 2020, down from more than 100% last year.  Particularly troubling is that the Patient Experience category, arguably the most important measures for a health care company, paid out at just 8% of the target award opportunity, reflecting among other things a near-halving of the company’s inpatient satisfaction performance.4

There is no question that achieving above-target EBITDA ought to be rewarded;5 however, creating long-term value demands hospitals also deliver on patient outcomes. Given the discrepancy between earnings and care quality in 2020, on the one hand, and the overall 142% payout level for the bonus on the other, it is not clear that the current 80-20 split in the bonus structure appropriately balances these two equally crucial measures of success.  On the contrary, the current structure appears to woefully underweight the importance of quality of care.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy as it would not be voted.

3 If the quality metric portion of the annual incentive had paid out at target, it would still have only represented $500,000, or less than 2% of his total reported compensation for fiscal 2020.

4 On “Inpatient (HCAHPS),” a leading patient satisfaction survey, only 37% of HCA’s hospitals achieved a year-over-year improvement or exceeded 75th percentile performance; the company had been targeting 65%, and recorded a 63% performance in 2019. In terms of hospital-associated infections, the company scored effectively zero payouts on three of the six core infection types – again down significantly from 2019.

5 Although this was only after eliminating March and April from the EBITDA results in light of the pandemic, and making adjustment accordingly. Without the adjustment, the payout to CEO Hazen would have been 44% of target.

EBITDA Multiplier Undermines Integrity of Quality Care Metrics

Further confusing HCA’s approach to incentivizing quality care is the role of an EBITDA multiplier.

Under the plan, we note that if EBITDA performance exceeds the target level, each individual quality of care metric which qualifies for 100% payout is multiplied by the EBITDA payout percentage.  Conversely, if EBITDA is less than 90% of target, no payment is made on the quality portion of the annual incentive.  In short, EBITDA can provide a secondary boost to quality care payouts under the first scenario, while in the second -- in the case of below target EBITDA – EBITDA plays a determining role in eliminating any payout.

What are the consequences of this? On the one hand, using financial results to amplify performance on certain quality metrics has the effect of reducing the monetary impact to executives of subpar performance on other quality metrics.  On the other, nullifying any payout on quality metrics in the event of a shortfall in EBITDA, renders quality care incentives entirely contingent on profitability.  Either way, the integrity of the quality metrics is undermined.6

Staffing Levels, PPE Provision Concerns

Finally, we would emphasize that the quality of HCA’s health care is, above all else, a function of the company’s human capital management practices -- and here we see worrying trends.

Since the pandemic began, HCA employees have filed over 100 complaints with the Occupational Health and Safety Administration over the lack of PPE, the failure to adequately ensure Covid-19 safety protocols are followed, or the general risks run by staff shortages amid overwhelming demand.7  In one tragic case, a Covid-19 patient died at a Denver-area hospital run by HCA, after staff shortages led to the battery in a machine measuring blood oxygen levels to run down.8  A Denver Post investigation into the incident found that the hospital has a record of understaffing. Unfortunately, understaffing at this facility does not appear an isolated issue.  According to the Institute for Policy Studies, HCA’s 2019 staffing levels were 29% below the national average.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy as it would not be voted.

6 By way of illustration, this year’s annual incentive payout for the quality care portion was just 45.7% - reflecting the company’s overall poor performance on quality care. However, even this low payout level is 55% higher than what it would have been without the EBITDA multiplier. In so doing, the company seems to be saying (to shareholders and executives) that strong EBITDA performance makes up for some of the shortfall in quality care performance.

7 Critically, complaints continued to be filed in 2021.

8 https://www.denverpost.com/2020/08/31/healthone-hca-hospitals-low-staffing-levels/.

At the same time, and perhaps unsurprisingly, HCA employees are increasingly vocal about the health and safety risks they face and the sense that their sacrifices are not being valued.9  In fact, last June, the New York Times reported that “HCA executives warned that they would lay off thousands of nurses if they didn’t agree to wage freezes and other concessions.”10  While neither ultimately transpired, even a cursory web search reveals a high level of controversy over HCA’s workplace practices.

Summary: Long-term Value Creation Demands More Balanced Pay Incentives

HCA may insist that it “has a long history of considering annually the appropriate use of performance on quality metrics in its executive compensation programs,” but the failure to reexamine the annual incentive structure given the challenges of the past year is worrying.  The overall bonus payouts are not only starkly at odds with HCA’s own quality scores, but appear to ignore the challenges HCA nurses and doctors confront on the frontlines.  For these reasons, we believe long-term value is well-served by passing Item 5.

For more information, please contact Michael Pryce-Jones at: mpryce-jones@teamster.org or by telephone at: 202.769 8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy as it would not be voted.

9 https://www.nytimes.com/2021/01/28/health/covid-health-workers-unions.html.

10 https://www.nytimes.com/2020/06/08/business/hospitals-bailouts-ceo-pay.html.